SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                             (AMENDMENT NUMBER ONE)


                          Mediacom Communications Corp.
                                (Name of Issuer)

                      Class A common stock, $.01 par value
                         (Title of Class of Securities)


                                    58446K105
                                 (CUSIP Number)


                                December 31, 2009
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 14 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A                                                     PAGE 2 of 12
CUSIP No. 58446K105

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          Act II Management, L.P.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)[ ]
                                                                     (b)[x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,496,117
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,496,117
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          2,496,117
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          6.1%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          IA
-----------------------------------------------------------------------------

Schedule 13G/A                                                     PAGE 3 of 12
CUSIP No. 58446K105

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          Act II GP, L.L.C.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)[ ]
                                                                     (b)[x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,496,117
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,496,117
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          2,496,117
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          6.1%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          OO
-----------------------------------------------------------------------------

Schedule 13G/A                                                     PAGE 4 of 12
CUSIP No. 58446K105

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          Dennis H. Leibowitz
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,496,117
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,496,117
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          2,496,117
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          6.1%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          IN
-----------------------------------------------------------------------------

Schedule 13G/A                                                     PAGE 5 of 12
CUSIP No. 58446K105


-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          Act II Master Fund, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
                -------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,496,117
OWNED BY
                -------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
                -------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,496,117

-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          2,496,117
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          6.1%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          CO
-----------------------------------------------------------------------------

Schedule 13G/A                                                     PAGE 6 of 12
CUSIP No. 58446K105


ITEM 1(a).  NAME OF ISSUER:
            Mediacom Communications Corporation (the "Company")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            100 Crystal Run Road, Middletown, New York 10941

ITEMS 2(a), 2(b) and 2(c).   NAME OF PERSON FILING, ADDRESS OF PRINCIPAL
BUSINESS OFFICE AND CITIZENSHIP:

     This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

          (i) Act II Management, L.P.("AII"), a Delaware limited partnership, with respect to the Common Stock (as defined below) beneficially owned by AIIMF (as defined below).

          (ii) Act II GP, L.L.C. ("AIIGP") a Delaware limited liability company, with respect to the Common Stock beneficially owned by AIIMF.

         (iii) Dennis H. Leibowitz ("Mr. Leibowitz"), with respect to the Common Stock beneficially owned by AIIMF.

         (iv) Act II Master Fund, Ltd. ("AIIMF"), a Cayman Islands company, with respect to the Common Stock owned by it.


          The address of the principal business office of each of AII and Mr. Leibowitz is 444 Madison Avenue 17th Floor New York, NY 10022. The address of the principal business office of AIIMF is c/o Citco Fund Services (Cayman Islands) Limited, Windward 1, 2nd Floor, Regatta Office Park, West Bay Road, P.O. Box 31106, Grand Cayman KY1-1205, Cayman Islands.

          AII is a limited partnership organized under the laws of the State of Delaware. AIIGP is a limited liability company organized under the laws of the State of Delaware. AIIMF is an exempted company organized under the laws of the Cayman Islands. Mr. Leibowitz is a United States citizen.

Schedule 13G/A                                                     PAGE 7 of 12
CUSIP No. 58446K105


ITEM 2(d). TITLE OF CLASS OF SECURITIES: Class A common stock, $.01 par value (the "Common Stock")

ITEM 2(e).  CUSIP NUMBER:      58446K105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a)[ ] Broker or dealer registered under Section 15 of the Act;

          (b)[ ] Bank as defined in Section 3(a)(6) of the Act;

          (c)[ ] Insurance Company as defined in Section 3(a)(19) of the
                 Act;

          (d)[ ] Investment Company registered under Section 8 of the Investment Company Act of 1940;

          (e)[ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule
                 13d-1(b)(1)(ii)(E);

          (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d- 1(b)(1)(ii)(F);

          (g)[ ] Parent Holding Company, in accordance with Rule
                 13d-1(b)(ii)(G);

          (h)[ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i)[ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or

          (j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS
BOX. [x]

Schedule 13G/A                                                     PAGE 8 of 12
CUSIP No. 58446K105


ITEM 4.   OWNERSHIP.

         A. Act II Management, L.P.
            (a) Amount beneficially owned: 2,496,117
            (b) Percent of class: 6.1%
                (All percentages herein are based on the 40,617,030 Common Stock reported to be issued and outstanding as of October 30, 2009, as reflected in the Form 10-Q filed by the Company on November 6, 2009 for the quarterly period ending December 31, 2009).
            (c) Number of shares as to which such person has:
                (i) sole power to vote or to direct the vote 2,496,117
               (ii) shared power to vote or to direct the vote 0
              (iii) sole power to dispose or to direct the disposition of 0
               (iv) shared power to dispose or to direct the disposition of
                    2,496,117

         AII, as investment advisor to AIIMF, shares the power to dispose of and the power to vote the shares of Common Stock beneficially owned by AIIMF. By reason of the provisions of Rule 13d-3 of the Act, AII may be deemed to beneficially own the shares of Common Stock beneficially owned by AIIMF.

         B. Act II GP, L.L.C.
            (a) Amount beneficially owned: 2,496,117
            (b) Percent of class: 6.1%
            (c) Number of shares as to which such person has:
                (i) sole power to vote or to direct the vote 0
               (ii) shared power to vote or to direct the vote 2,496,117
              (iii) sole power to dispose or to direct the disposition 0
               (iv) shared power to dispose or to direct the disposition of
                    2,496,117

         AIIGP, as the general partner of AII, shares the power to dispose of and the power to vote the shares of Common Stock beneficially owned by AIIMF. By reason of the provisions of Rule 13d-3 of the Act, AIIGP may be deemed to beneficially own the shares of Common Stock beneficially owned by AIIMF.

         C. Dennis H. Leibowitz
            (a) Amount beneficially owned: 2,496,117
            (b) Percent of class: 6.1%
            (c) Number of shares as to which such person has:
                (i) sole power to vote or to direct the vote 0
               (ii) shared power to vote or to direct the vote 2,496,117
              (iii) sole power to dispose or to direct the disposition 0
               (iv) shared power to dispose or to direct the disposition of
                    2,496,117

Schedule 13G/A                                                     PAGE 9 of 12
CUSIP No. 58446K105


         Mr. Leibowitz, as Principal of AIIGP, shares the power to dispose of and the power to vote the shares of Common Stock beneficially owned by AIIMF. By reason of the provisions of Rule 13d-3 of the Act, Mr. Leibowitz may be deemed to beneficially own the shares of Common Stock beneficially owned by AIIMF.


         D. Act II Master Fund, Ltd.
            (a) Amount beneficially owned: 2,496,117
            (b) Percent of class: 6.1%
            (c) Number of shares as to which such person has:
                (i) sole power to vote or to direct the vote 0
               (ii) shared power to vote or to direct the vote 2,496,117
              (iii) sole power to dispose or to direct the disposition of 0
               (iv) shared power to dispose or to direct the disposition of
                    2,496,117

         AIIMF has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its investment advisor, AII.

Each of the Reporting Persons hereby disclaims any beneficial ownership of any shares of the Common Stock in excess of their actual beneficial ownership thereof.

Schedule 13G/A                                                     PAGE 10 of 12
CUSIP No. 58446K105


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

          Each of the Reporting Persons hereby makes the following certification:

          By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 16, 2010

Schedule 13G/A                                                     PAGE 11 of 12
CUSIP No. 58446K105


                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED as of:  February 16, 2010     ACT II MANAGEMENT, L.P.
                                    By: Act II GP, L.L.C., its general partner


                                    /s/ Dennis H. Leibowitz
                                    -------------------------
                                    Dennis H. Leibowitz
                                    Principal


                                    ACT II GP, L.L.C.


                                    /s/ Dennis H. Leibowitz
                                    -------------------------
                                    Dennis H. Leibowitz
                                    Principal


                                    ACT II MASTER FUND, Ltd.


                                    /s/ Dennis H. Leibowitz
                                    -------------------------
                                    Dennis H. Leibowitz
                                    Director


                                    DENNIS H. LEIBOWITZ


                                    /s/ Dennis H. Leibowitz
                                    -------------------------

Schedule 13G/A                                                     PAGE 12 of 12
CUSIP No. 58446K105


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G/A filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Shares of Mediacom Communications Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED as of:  February 16, 2010      ACT II MANAGEMENT, L.P.
                                     By: Act II GP, L.L.C., its general partner


                                    /s/ Dennis H. Leibowitz
                                    -------------------------
                                    Dennis H. Leibowitz
                                    Principal


                                    ACT II GP, L.L.C.


                                    /s/ Dennis H. Leibowitz
                                    -------------------------
                                    Dennis H. Leibowitz
                                    Principal


                                    ACT II MASTER FUND, Ltd.


                                    /s/ Dennis H. Leibowitz
                                    -------------------------
                                    Dennis H. Leibowitz
                                    Director


                                    DENNIS H. LEIBOWITZ


                                    /s/ Dennis H. Leibowitz
                                    -------------------------